53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com
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VIA EDGAR AND OVERNIGHT DELIVERY

Matthew Derby, Esq.

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	GoodRx Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 14, 2020

File No. 333-248465

Dear Mr. Derby:

On behalf of GoodRx Holdings, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 18, 2020 with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) and the above referenced Amendment No. 1 to the Registration Statement submitted on September 14, 2020. We are submitting this letter via EDGAR in response to the Staff’s comments.

The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

September 21, 2020

Subsequent Events

Events Subsequent to Date the Condensed Consolidated Financial Statements Were Available to Be Issued, page F-48

1.

We note the disclosure beginning on page 155. Please disclose the facts and circumstances of IPO Awards including the material terms, fair value, and the anticipated timing and amount of the compensation expense expected to be incurred.

Response: The Company respectfully advises the Staff that it intends to file a pre-effective amendment to the Registration Statement to disclose the material terms, fair value, and the anticipated timing and amount of the compensation expense expected to be incurred with respect to the IPO Options and the IPO RSUs, each as defined in the Registration Statement. The Company intends to include the following disclosure under the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Components of Our Results of Operations – Expenses” on page 96 of the Registration Statement:

Additionally, the Company expects to incur further product development and technology expenses, sales and marketing expenses and general and administrative expenses related to the IPO Options and the IPO RSUs. Specifically, on September 11, 2020, our Board of Directors approved options to purchase 881,250 shares of our Class A common stock with an exercise price equal to the initial public offering price. The options will become effective on the pricing of this offering and will vest over approximately four years. Assuming an initial public offering price of $26.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, we estimate the grant date fair value of these options would be approximately $11.6 million, which would be recognized as compensation expense, net of forfeitures that occur, over an approximate period of four years, commencing in the quarter in which the offering occurs. Furthermore, we expect our Board of Directors to approve IPO RSUs for 917,750 shares of our Class A common stock in connection with this offering, which will generally vest over a four-year (or shorter) period. If and when these IPO RSUs are granted and assuming an initial public offering price of $26.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, we estimate the grant date fair value of these IPO RSUs would be approximately $23.9 million, which would be recognized as compensation expense, net of forfeitures that occur, over an approximate period of four years, commencing in the quarter in which the offering occurs.

The Company further advises the Staff that it will include the following disclosure regarding the IPO Options on page F-48 of the Registration Statement.

On September 11, 2020, the Company’s Board of Directors approved options to purchase 881,250 shares of common stock with an exercise price equal to the initial public offering price. The options will become effective on the pricing of the initial public offering and will vest over approximately four years. Assuming an initial public offering price of $26.00 per share, which is the midpoint of the estimated offering price range, the Company estimates the grant date fair value of these options would be approximately $11.6 million, which would be recognized as compensation expense, net of forfeitures that occur, over an approximate period of four years, commencing in the quarter in which the initial public offering occurs.

The Company respectfully advises the Staff that it does not believe that disclosure of the IPO RSUs is necessary to include on page F-48 as well since as of the date of the Registration Statement, the IPO RSUs were not granted. The Company notes that it expects these awards to be approved by the Board of Directors upon the pricing of the IPO after the effectiveness of the Registration Statement. The Company believes it is appropriate to disclose the IPO RSUs on pages 13, 96 (as noted above) and 155 of the Registration Statement given the expectation that these awards will be granted. However, the Company does not intend to include these awards in the subsequent event disclosure in the interim financial statements on page F-48 as these awards have not yet been granted and the Company believes that the subsequent event disclosures should give effect to events that occurred at the time the interim financial statements are issued, or in this case when the interim financial statements are filed with the SEC.

September 21, 2020

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-906-1623 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Benjamin J. Cohen

Benjamin J. Cohen

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Trevor Bezdek, Co-Chief Executive Officer, GoodRx Holdings, Inc.

Marc Jaffe, Latham & Watkins LLP

Brian Cuneo, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP